UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hillman Solutions Corp.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

431636109
(CUSIP Number)

November 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431636109	SCHEDULE 13G	Page 2 of 12

1	NAME OF REPORTING PERSON OAK HILL CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 431636109	SCHEDULE 13G	Page 3 of 12

1	NAME OF REPORTING PERSON OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 431636109	SCHEDULE 13G	Page 4 of 12

1	NAME OF REPORTING PERSON OHCP III HC RO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 431636109	SCHEDULE 13G	Page 5 of 12

1	NAME OF REPORTING PERSON OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 431636109	SCHEDULE 13G	Page 6 of 12

1	NAME OF REPORTING PERSON OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 431636109	SCHEDULE 13G	Page 7 of 12

1	NAME OF REPORTING PERSON OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 431636109	SCHEDULE 13G	Page 8 of 12

Item 1(a).	Name of Issuer

Hillman Solutions Corp. (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices

10590 Hamilton Avenue

Cincinnati, Ohio 45231

Item 2.	(a) - (c) This statement is being filed jointly by the Reporting Persons.

This 13G is being filed jointly by Oak Hill Capital Partners III, L.P., a Cayman Islands exempted limited partnership, Oak Hill Capital Management Partners III, L.P., a Cayman Islands exempted limited partnership, and OHCP III HC RO, L.P., a Delaware limited partnership (together, the “Oak Hill Funds”). The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., a Cayman Islands exempted limited partnership. The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands exempted company. The Reporting Persons no longer hold shares in the Company.

Tyler Wolfram, Brian Cherry, and Steven Puccinelli are the directors of OHCP MGP III, Ltd. and may be deemed to exercise voting and investment control over the shares held by the Oak Hill Funds. Each of these directors is a citizen of the United States. Tyler Wolfram, Brian Cherry, Steven Puccinelli, John R. Monsky, Allan Kahn and Christopher Taylor are the executive officers of OHCP MGP III, Ltd. Each of these executive officers is a citizen of the United States.

Tyler Wolfram, Brian Cherry, Steven Puccinelli, John R. Monsky, Allan Kahn and Christopher Taylor are referred to as the “Related Persons.” Each of the Related Persons disclaims beneficial ownership of the shares owned by the Oak Hill Funds.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, NY 10022.

The Reporting Persons are principally engaged in the business of investments in securities.

(d) Title of Class of Securities

Common Stock, par value $0.0001 per share

(e) CUSIP Number

431636109

CUSIP No. 431636109	SCHEDULE 13G	Page 9 of 12

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 431636109	SCHEDULE 13G	Page 10 of 12

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Oak Hill Capital Partners III, L.P.	0	0%	0	0	0	0
Oak Hill Capital Management Partners III, L.P	0	0%	0	0	0	0
OHCP III HC RO, L.P.	0	0%	0	0	0	0
OHCP GenPar III, L.P.	0	0%	0	0	0	0
OHCP MGP Partners III, L.P.	0	0%	0	0	0	0
OHCP MGP III, Ltd.	0	0%	0	0	0	0

(a) OHCP MGP III, Ltd. is the general partner of OHCP MGP Partners III, L.P., which is the general partner of OHCP GenPar III, L.P., which is the general partner of each of Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. OHCP MGP III, Ltd. exercises voting and dispositive control over the shares held by each of the Oak Hill Funds. Investment and voting decisions with regard to the shares of the Company’s common stock owned by the Oak Hill Funds are made by the Board of Directors of OHCP MGP III, Ltd. The members of the Board of Directors are Tyler Wolfram, Brian Cherry, and Steven Puccinelli, who may be deemed to exercise voting and investment control over the shares held by the Oak Hill Funds. Each of these individuals disclaims beneficial ownership of the shares owned by the Oak Hill Funds.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

CUSIP No. 431636109	SCHEDULE 13G	Page 11 of 12

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 431636109	SCHEDULE 13G	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

OAK HILL CAPITAL PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP III HC RO, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP GENPAR III, L.P.
By: OHCP MGP PARTNERS III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP MGP PARTNERS III, L.P.
By: OHCP MGP III, LTD., its general partner

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

OHCP MGP III, LTD.

By:	/s/ Allan Kahn
Name:	Allan Kahn
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.
1*	Joint Filing Agreement, dated July 23, 2021, among Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P, OHCP III HC RO, L.P., OHCP GenPar III, L.P., OHCP MGP Partners III, L.P. and OHCP MGP III, Ltd.

*  Previously filed.